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                               [KPMG LETTERHEAD]



                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
MACC Private Equities Inc. and subsidiary
   and
The Securities and Exchange Commission:

We have examined management's assertion, included in its representation letter dated March 4, 2004, that MACC Private Equities Inc. and subsidiary (the Company) complied with the provisions of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of March 4, 2004, and during the period September 30, 2003 (the date of our last similar examination) through March 4, 2004, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those provisions. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 4, 2004 and for the period September 30, 2003 through March 4, 2004, with respect to securities of the Company:

o Count and inspection of all securities located in the vault of Wells Fargo Bank Iowa, N.A. in Cedar Rapids, Iowa

o Reconciliation of all such securities to the books and records of the Company

o Confirmation of selected security transactions since the date of our last report

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Company's compliance with specified requirements.

In our opinion, management's assertion that MACC Private Equities Inc. and subsidiary was in compliance with the provisions of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 4, 2004 and for the period from September 30, 2003 (prior report date) through March 4, 2004, is fairly stated in all material respects.

This report is intended solely for the information and use of management of MACC Private Equities Inc. and subsidiary and the Securities and Exchange Commission and should not be used for any other purpose and is not intended to be and should not be used by anyone other than these specified parties.


                                          /s/  KPMG LLP



Des Moines, IA
March 4, 2004